Exhibit 12

LOEWS CINEPLEX ENTERTAINMENT

FIXED CHARGES RATIOS

	Year Ended 02/28/2001	Year Ended 02/28/2002	One Month Ended 03/31/2002		Period from 04/01/2002 12/31/2002		Year Ended 12/31/2003		Seven Months Ended 07/31/2004		Five Months Ended 12/31/2004
Fixed Charges:
Interest expense, net	$98,601	$60,866	$3,914		$30,613		$35,262		$16,663		$36,005
Add back:
Interest income	2,905	1,894	317		2,878		4,479		2,888		1,857
Interest capitalized	1,329	1,807	0		493		42		107		138
Amortization of premiums, discounts and capitalized expenses related to indebtedness	—	—		—		—		—	6,856	(2)	882	(2)
Estimated interest portion of rental expense(1)	37,983	32,736	2,739		24,090		33,528		19,767		14,157

Total fixed charges	$140,818	$97,303	$6,970		$58,074		$73,311		$46,281		$53,039

Pre-tax income/(loss) from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees	($416,422)	($183,602)	($103)		$21,890		$39,492		$26,499		($27,540)
Add:
Fixed charges	140,818	97,303	6,970		58,074		73,311		46,281		53,039
Amortization of capitalized interest	374	547	0		4		18		12		11
Less:
Interest capitalized	1,329	1,807	0		493		42		107		138

Total Earnings	($276,559)	($87,559)	$6,867		$79,475		$112,779		$72,685		$25,372

Ratio	*	*	*		1.37		1.54		1.57		*

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For purposes of computing this ratio, earnings consist of earnings/(loss) from continuing operations before income taxes, plus fixed charges (excluding capitalized interest), amortization of capitalized interest, and undistributed equity in losses of joint ventures. Fixed charges consist of interest expense, interest capitalized and one-third of base rent expense on operating leases, estimated by the Company to be representative of the interest factor attributable to such rent expense.

(1) - Used one-third of base rent expense

* - Due to the registrants losses for the years ended February 28, 2001 and 2002, the one month ended March 31, 2002 and the five months ended December 31, 2004, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $417,377, $184,852, $103 and $27,687 for the year ended February 28, 2001, the year ended February 28, 2002, the one month ended March 31, 2002 and the five months ended December 31, 2004, respectively, to achieve a ratio of 1:1 for those periods.

(2) - Write-off of the remaining deferred financing fee on our then existing term and priority secured notes that were paid off in conjunction with our sale and the write-off of deferred financing fees on the then existing Mexican debt which was refinanced in August 2004.